UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VIDLER WATER RESOURCES, INC.

(Name of Subject Company — Issuer)

POTABLE MERGER SUB, INC.

(Offeror)

D.R. HORTON, INC.

(Parent of Offeror)

(Names of Filing Persons — Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Potable Merger Sub, Inc.

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Attn: Thomas B. Montaño, Vice President and Corporate Secretary

(817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

Telephone: (214) 698-3196

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on April 27, 2022 by Potable Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of D.R. Horton, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Vidler Water Resources, Inc. (“VWTR”), a Delaware corporation, for $15.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 13, 2022, by and among Parent, Purchaser and VWTR (the “Merger Agreement”), a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosures under Section 15 – “Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented as follows:

The following sentence is hereby inserted at the end of Section 15 — “Conditions of the Offer” of the Offer to Purchase:

The condition set forth in Section 15(iii) has been satisfied by the expiration of the required HSR Act waiting period as of May 11, 2022 at 11:59 pm, New York City Time.

The information set forth after the first sentence of the second paragraph of the subsection titled “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated by the paragraph set forth below:

On May 11, 2022 at 11:59 pm, New York City Time, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the Required Approvals Condition has been satisfied. The Offer and the Merger continue to be subject to the remaining conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Potable Merger Sub, Inc.

By:	/s/ Thomas B. Montaño
	Name:	Thomas B. Montaño
	Title:	Vice President and Secretary

D.R. Horton, Inc.

By:	/s/ Thomas B. Montaño
	Name:	Thomas B. Montaño
	Title:	Vice President and Secretary

Date: May 16, 2022

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 27, 2022*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated April 27, 2022*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Parent and Vidler Water Resources, Inc., dated April 14, 2022 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent dated April 14, 2022)*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of April 13, 2022 by and among Potable Merger Sub, Inc., D.R. Horton, Inc. and Vidler Water Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 14, 2022)*

(d)(2)	Confidentiality Agreement, dated as of December 16, 2021 by and between D.R. Horton, Inc. and Vidler Water Resources, Inc.*

(d)(3)	Exclusivity Agreement, dated as of March 31, 2022, by and between D.R. Horton, Inc. and Vidler Water Resources, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.